                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549
                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

                           (Amendment No. Five)


                           Novastar Financial, Inc.
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                              (Name of Issuer)

                   Common/Warrants/Convertible Preferred
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                       (Title of Class of Securities)

  Common-669947400  Warrants-669947129/669947111/Preferred-669947608/669947707
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                              (CUSIP Number)

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

              WALLACE R. WEITZ & COMPANY        47-0654095
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
              STATE OF NEBRASKA
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       6,372,262
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       NONE
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    6,372,262
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    NONE
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
              6,372,262
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
              49.00%
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(12) Type of Reporting Person (See Instructions)
              IA
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SCHEDULE 13G                                     Page -2-

ITEM 1.

    (a)   Name of Issuer
              NOVASTAR FINANCIAL, INC.
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    (b)   Address of Issuer's Principal Executive Offices
              1901 WEST 47TH PLACE, SUITE 105
              WESTWOOD, KANSAS 66205
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ITEM 2.

    (a)   Name of Person Filing
              WALLACE R. WEITZ & COMPANY
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    (b)   Address of Principal Business Office or, if none, Residence
              1125 SOUTH 103RD STREET, SUITE 600
              OMAHA, NEBRASKA 68124-6008
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    (c)   Citizenship
              STATE OF NEBRASKA
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    (d)   Title of Class of Securities
              COMMON/WARRANTS/CONVERTIBLE PREFERRED
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    (e)   CUSIP Number
              COMMON-669947400
              WARRANTS-669947129/669947111
              CONVERTIBLE PREFERRED-669947608/669947707
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 23d-d(b), CHECK WHETHER THE PERSON FILING IS A:

        /X/ INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT
            ADVISER ACT OF 1940

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
              6,372,262
    ---------------------------------------------------------------------------

    (b) Percent of class:
              49.00%
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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              6,372,262
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              NONE
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        (iii) Sole power to dispose or to direct the disposition of
              6,372,262
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         (iv) Shared power to dispose or to direct the disposition of
              NONE
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ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                             /s/ Wallace R. Weitz
                                             -----------------------------------
                                             Wallace R. Weitz, President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/9/99                     /s/ Wallace R. Weitz
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                                 Wallace R. Weitz, President